SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

ASML Holding N.V.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

5949368

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 5949368	13G	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS Taiwan Semiconductor Manufacturing Company Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Taiwan, Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 20,992,625*
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 20,992,625*
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,992,625
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%**
12.	TYPE OF REPORTING PERSON CO

*	See Item 4 below
**	The calculation of the foregoing percentage is based on a total of 419,852,467 ordinary shares outstanding as of December 31, 2012.

CUSIP No. 5949368	13G	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS TSMC Global Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 20,992,625*
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 20,992,625*
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,992,625
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%**
12.	TYPE OF REPORTING PERSON CO

*	See Item 4 below
**	The calculation of the foregoing percentage is based on a total of 419,852,467 ordinary shares outstanding as of December 31, 2012.

CUSIP No. 5949368	13G	Page 4 of 7 Pages

Item 1(a).	Name of Issuer:

ASML Holding N.V.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

De Run 6501 5504 DR, Veldhoven The Netherlands

Item 2(a).	Name of Person Filing:

1. Taiwan Semiconductor Manufacturing Company Limited 2. TSMC Global Ltd.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

1. No.8 Li-Hsin Road 6 Hsinchu Science Park, Hsinchu, Taiwan Republic of China 2. P.O. Box 3444 Road Town, Tortola British Virgin Islands

Item 2(c).	Citizenship:

1. Taiwan, Republic of China 2. Tortola, British Virgin Islands

Item 2(d).	Title of Class of Securities:

Ordinary Shares

Item 2(e).	CUSIP Number:

5949368

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

CUSIP No. 5949368	13G	Page 5 of 7 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:

20,992,625

(b)	Percent of class:

5.0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 20,992,625*

(ii)	Shared power to vote or to direct the vote 0

(iii)	Sole power to dispose or to direct the disposition of 20,992,625*

(iv)	Shared power to dispose or to direct the disposition of 0

*	On August 5, 2012, the Issuer and Taiwan Semiconductor Manufacturing Company Limited (“TSMC”), entered into an investment agreement (the “Investment Agreement”) relating to the issuance of ordinary shares of the Issuer to Stichting Administratiekantoor TSMC, a foundation incorporated in the Netherlands (the “Stichting”), to be held for TSMC. Subsequently, TSMC assigned its rights under the Investment Agreement to TSMC Global Ltd., a wholly-owned subsidiary of TSMC (“TSMC Global”).

The ordinary shares were issued on October 31, 2012. The Issuer, TSMC, TSMC Global and the Stichting entered into a shareholder agreement dated October 31, 2012. The shareholder agreement governs certain matters relating to the ordinary shares, including limiting the voting rights of TSMC and TSMC Global in certain situations. The shareholder agreement also prohibits the disposition of shares, with limited exceptions, until the earlier of the termination of the shareholder agreement or May 1, 2015.

TSMC and TSMC Global do not directly own any ordinary shares of the Issuer. By reason of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, TSMC and TSMC Global are each deemed to be the beneficial owner of depositary receipts representing 20,992,625 ordinary shares of the Issuer that are held by the Stichting.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [    ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

CUSIP No. 5949368	13G	Page 6 of 7 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

Not Applicable

CUSIP No. 5949368	13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED

February 6, 2013
(Date)

/s/ Lora Ho
(Signature)

Lora Ho, Senior Vice President and Chief Financial Officer
(Name and Title)

TSMC GLOBAL LTD.

February 6, 2013
(Date)

/s/ Lora Ho
(Signature)

Lora Ho, Director
(Name and Title)